Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-287714

Final Term Sheet

AMERICAN TOWER CORPORATION

September 9, 2026

Issuer:	American Tower Corporation (“AMT”)

Coupon:	5.300% Senior Notes due 2031 (the “2031 Notes”) 5.560% Senior Notes due 2033 (the “2033 Notes”) 5.750% Senior Notes due 2036 (the “2036 Notes”)

Principal Amount:	2031 Notes: $500,000,000 2033 Notes: $500,000,000 2036 Notes: $600,000,000

Maturity Date:	2031 Notes: September 15, 2031 2033 Notes: September 15, 2033 2036 Notes: September 15, 2036

Benchmark Treasury:	2031 Notes: 4.375% due August 31, 2031 2033 Notes: 4.500% due August 31, 2033 2036 Notes: 4.625% due August 15, 2036

Benchmark Treasury Price and Yield:	2031 Notes: 98-30 ¼; 4.615% 2033 Notes: 98-22 ¾; 4.719% 2036 Notes: 98-11; 4.837%

Spread to Benchmark Treasury:	2031 Notes: T + 75 basis points 2033 Notes: T + 88 basis points 2036 Notes: T + 98 basis points

Yield to Maturity:	2031 Notes: 5.365% 2033 Notes: 5.599% 2036 Notes: 5.817%

Price to Public:	2031 Notes: 99.718% 2033 Notes: 99.776% 2036 Notes: 99.497%

Ratings(1):	Baa2 (Stable) / BBB+ (Stable) / BBB+ (Stable) (Moody’s / S&P / Fitch)

Interest Payment Dates:

2031 Notes: Semi-annually on March 15 and September 15 of each year, commencing on March 15, 2027

2033 Notes: Semi-annually on March 15 and September 15 of each year, commencing on March 15, 2027

2036 Notes: Semi-annually on March 15 and September 15 of each year, commencing on March 15, 2027

Make-whole Call:

2031 Notes: Prior to August 15, 2031 (one month prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 15 basis points

2033 Notes: Prior to July 15, 2033 (two months prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 15 basis points

2036 Notes: Prior to June 15, 2036 (three months prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 15 basis points

Par Call:

2031 Notes: At any time on or after August 15, 2031 (one month prior to their maturity date)

2033 Notes: At any time on or after July 15, 2033 (two months prior to their maturity date)

2036 Notes: At any time on or after June 15, 2036 (three months prior to their maturity date)

Trade Date:	September 9, 2026

Settlement Date(2):	September 14, 2026 (T+3)

CUSIP/ISIN:	2031 Notes: 03027XCT5 / US03027XCT54 2033 Notes: 03027XCU2 / US03027XCU28 2036 Notes: 03027XCV0 / US03027XCV01

Use of Proceeds:	We intend to use the net proceeds from this offering to repay $600.0 million aggregate principal amount of the 1.450% Notes, to repay existing indebtedness under the 2021 Multicurrency Credit Facility, and for general corporate purposes.

Capitalization:	The “as adjusted” column in the “Capitalization” section of the Preliminary Prospectus Supplement gives effect to the receipt of approximately $1,579.9 million in net proceeds, after deducting discounts and commissions payable to the underwriters and estimated expenses payable by us, and the use of $600.0 million to repay the 1.450% Notes, $700.0 million to repay existing indebtedness under the 2021 Multicurrency Credit Facility and approximately $279.9 million for general corporate purposes.

Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC Scotia Capital (USA) Inc.

Senior Co-Managers:

BBVA Securities Inc.

Chatham Financial Securities LLC

ING Financial Markets LLC

Mizuho Securities USA LLC

PNC Capital Markets LLC

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Co-Managers:	BNP Paribas Securities Corp. Credit Agricole Securities (USA) Inc. The Standard Bank of South Africa Limited

(1)

These securities ratings have been provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

(2)

We expect that the delivery of the notes will be made against payment on September 14, 2026, which is the third business day following the date of this Final Term Sheet (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to their date of delivery may be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement dated September 9, 2026 of AMT (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Defined terms used and not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

The Standard Bank of South Africa Limited and any other non-U.S. registered broker-dealer will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

AMT has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533; BofA Securities, Inc. toll-free at 1-800-294-1322; Citigroup Global Markets Inc. toll-free at 1-800-831-9146; Morgan Stanley & Co. LLC toll-free at 1-866-718-1649; or Scotia Capital (USA) Inc. toll-free at 1-800-372-3930.